Exhibit 99.1

NMG Announces Closing of US$96.5 Million Equity Public Offering

MONTRÉAL, CANADA, April 16, 2026 – As part of the financing package for the phased development of the commercial operations of its Matawinie Mine  (“Phase-2 Matawinie Mine”), Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) closed today its previously announced bought deal public offering of 52,440,000 subscription receipts (the “Subscription Receipts”), which includes the exercise in full of the over-allotment option, at a price of US$1.84 per Subscription Receipt, for gross proceeds to the Company of approximately US$96.5 million (the “Offering”).

The Subscription Receipts will begin trading today on the Toronto Stock Exchange under the symbol “NOU.R.U”.

Each Subscription Receipt represents the right to receive, for no additional consideration and without further action, one Common Share upon satisfaction of certain release conditions, including the completion of the previously announced concurrent private placement of approximately US$213 million (the “Private Placement”) which is conditional upon, among other things, receipt of the shareholder approvals for the Private Placement (collectively, the “Release Conditions”). The gross proceeds from the Offering (less 50% of the Underwriters’ Fee (as defined below)) has been deposited and will be held in escrow pending the satisfaction of the Release Conditions. The Private Placement is expected to close on or about May 15, 2026, and will occur immediately prior to the issuance of the Common Shares underlying the Subscription Receipts issued in the Offering.

The Offering was conducted on a bought deal basis through a syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets and National Bank Capital Markets (the “Bookrunners”). In consideration for the services rendered by the Underwriters, the Company has agreed to pay the Underwriters a cash fee equal to 5% of the gross proceeds of the Offering (the “Underwriters’ Fee”).

Together with the previously announced senior project debt facilities of US$335 million commitment (the “Facilities”) and on the basis of accessing the Facilities committed, the net proceeds from the equity financing, once available to the Company, are expected to fully fund the Phase-2 Matawinie Mine and position NMG to advance toward final investment decision (“FID”) and construction. The Company intends to use the net proceeds from the Offering and the Private Placement, and the funds available under the Facilities for funding the design, engineering and construction of the Phase-2 Matawinie Mine, and for general and administrative expenses and general working capital of the Company.

If (i) the Release Conditions are not satisfied prior to 5:00 p.m. (Montréal time) on July 31, 2026; (ii) a “termination event” occurs, as such term is defined in the subscription receipt agreement to be entered into between NMG and the subscription receipt agent, or (iii) the Company has advised the Bookrunners and the subscription receipt agent or announced to the public that it does not intend to proceed with obtaining the shareholder approvals or completing the Private Placement (the date on which the earliest any such termination event occurs, the “Termination Date”), holders of Subscription Receipts will receive the full purchase price of the Subscription Receipt, together with their pro rata portion of income (including interest) generated thereon, calculated from the date of the closing of the Offering and up to but excluding the Termination Date (less any applicable withholding taxes). Fifty percent (50%) of the Underwriters’ Fee has been paid and remitted to the Underwriters, and the remaining fifty percent (50%) will be paid upon, and subject to, the satisfaction of the Release Conditions.

In connection with the Offering, the Company has filed a prospectus supplement (a preliminary supplement followed by a final supplement) which has been filed in all provinces of Canada (excluding the territories) (the “Prospectus Supplements”) to the short form base shelf prospectus of the Company dated December 5, 2025 (the “Base Shelf Prospectus”) and the Company’s United States registration statement on Form F-10, as amended (File No. 333-291778) (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), pursuant to the multijurisdictional disclosure system. The final Prospectus Supplements filed in Canada (together with the related Base Shelf Prospectus) are available on SEDAR+ at www.sedarplus.ca. The final Prospectus Supplements filed in the United States (together with the Base Shelf Prospectus) are available on the SEC’s website EDGAR at www.sec.gov. Copies of the Prospectus Supplements, the corresponding Base Shelf Prospectus and any amendment to the documents may be obtained, without charge, from the Company, or in Canada from BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction. The securities being offered and the contents of this press release have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS
Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. These forward-looking statements include, but are not limited to the Company’s ability to successfully execute definitive agreements in respect of the Facilities, on the terms and conditions described herein and/or set forth in the commitment letter or at all, completion of due diligence by the providers of the Facilities, the expected use of proceeds from the Offering, the satisfaction of closing conditions with respect to the Private Placement, the receipt of the shareholder approvals for the Private Placement, the satisfaction of all of the Release Conditions under the subscription receipt agreement, the Company’s ability to secure a positive FID for the Phase-2 Matawinie Mine, the execution of the construction and the commissioning as planned and in accordance with the execution plan and strategy, the ability of all contractors and suppliers of the Company to deliver in accordance with their commitment, the receipt of all necessary regulatory approvals and stock exchange approvals, as applicable, the expected closing date of the Private Placement, the expected date for the satisfaction of the Release Conditions, the listing of the Common Shares issuable pursuant to the terms of the Subscription Receipts on the TSX and NYSE and the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability of the Company to complete the Private Placement on the terms described herein or at all, the ability of the Company to obtain the shareholder approvals, the ability of the Company to satisfy all of the closing conditions on the Private Placement, the Company’s ability to satisfy all of the Release Conditions under the subscription receipt agreement, the ability of the Company to receive all necessary regulatory and stock exchange approvals, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, failure to obtain the shareholder approvals, failure to satisfy all closing conditions for the Private Placement and the Offering and failure to satisfy all of the Release Conditions pursuant to the subscription receipt agreement, failure to obtain necessary regulatory or stock exchange approvals, and delays in completing the Private Placement or the satisfaction of the Release Conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 31, 2025, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.